Filed by: GameStop Corp.

(Commission File No.: 001-32637)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

(and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended)

Subject Company: eBay, Inc.

Commission File No.: 001-37713

Item 1 Explanatory Note: On June 23, 2026, an interview of Ryan Cohen, Chairman and CEO of GameStop Corp., by David Friedberg was published on All-In Podcast. An unofficial excerpt of the interview is below.

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Ryan Cohen: If you look at the size of the business that I can build organically with GameStop, it’s nice. It’s okay. But I like to do big things. And you know, Chewy is a good example. It could have been a $500 million business. It could have been a hundred million business. It could have been profitable if we would have spent a lot less money on marketing. But life is too short to do it small. So we have the if you look at how complimentary and as we’ve gone into the collectibles pace, I’ve come to appreciate eBay. uh differently. And if you look at how complimentary these two businesses in from a a lot of different dimensions, the secondary market side of the business, the collectible side of the business, the ability to provide liquidity to consumers, what we’re doing in stores, eBay is doing online. Um, authentication of secondhand items. There’s there’s so many uh aspects of the business that are similar except that eBay is global and has significant scale. Um and frankly, it’s a business that I understand a lot better than physical retail. Um cuz I know a thing or two about e-commerce and it’s an area where frankly I’m much more comfortable operating. And so when you look at how much the businesses together make sense and then you look at the fact that it’s within my circle of competence, it’s uh all I can’t stop thinking about it. So I look at Chewy as like Chewy in hindsight, we had a lot of competition in the pet space that were really well funded and they were decent operators and they didn’t end up making it because, you know, it was a low margin business going head to-head against Amazon. And it’s similar to like the the airline industry where people don’t really care about the actual airline they’re flying. They’re just basically shopping by price. So yeah, that that was selling pet food online. Not a great idea. And you know, GameStop, I don’t think was such a good idea either. This was this is actually a really good idea whether it ends up working out or not, but this is actually a really good idea. We’ll see what happens.

Was there a moment you remember when you said, “Shit, we should make a play for eBay.” Do you remember that moment when you were kind of looking at the business or thinking about the business when this idea kind of sprung forth?

Ryan Cohen: Yes, I do.

David Friedberg: What was it?

Ryan Cohen: I was on the toilet.

David Friedberg: Okay. And you were just thinking about it pretty much. I’m assuming you’ve been studying the business cuz you’re in the collectibles business and learning a little bit about it and had this idea sitting there.

Ryan Cohen: Yeah. I mean, I’ve followed eBay for a very long time and I came to appreciate their um their their experience, their uh their their moat in the collectibles space. But it’s not just collectibles, too. I mean, it’s the refurbished tech piece of the business where Yeah. GameStop, it’s a big portion of our business, and it’s a big portion of of eBay’s business, too. in the secondhand business as well. So, there were other things that I thought about where I could personally add value and might make sense for GameStop, but this one made sense for me personally and it makes sense for GameStop.

David Friedberg: So, so if you have studied eBay, what do you think the team did right in the early days? Was it simply the network effect and the business took off and once they had the network it was hard to break the moat? Was there anything about the formula or the consumer model or experience? Cuz you you’ve said publicly, hey, eBay looks a lot like it did in the early days. Was there something about early management, early design principles, early engineering? Anything that happened in the early stages of eBay that made it what it is today?

Ryan Cohen: I, you know, I look at basically the marketplace model where they had first mover advantage. So their ability to have first mover advantage and really be the like de facto marketplace online including against Amazon was was significant. Um so that was really helpful. I wouldn’t say that if you look in general at the growth in e-commerce and you look at Amazon as an example that basically took the marketplace model but also took taking possession of first party inventory along with growing their marketplace and like they ultimately scaled it and they essentially did what Walmart was doing but they did it online and at scale. I mean, obviously you can’t compare thetwo, but they they their focus on building a marketplace gave them a moat and staying power, but I wouldn’t say that their execution was great. In the early days, it was great when it was founder operated. But since then, if you look at how much e-commerce has grown and how much market share they’ve given up to the likes of basically everyone, new competitors in the space that are very category focused, live shopping competitors picked off significant share from them, Shopify, social commerce, Amazon, eBay’s been able to maintain a revenue base and and and generate earn earnings, but they haven’t grown along with the rest of e-commerce. So, and and if you look at how they’ve done most recently, I mean, they’ve basically the business has stagnated up into the last few quarters and their operating expenses are up significantly. So um it’s not to say you know they’ve they they are the de facto marketplace online especially in certain categories but that business should be significantly larger.

David Friedberg: Do you think they missed the boat and if so why on stores? You know Amazon stores, Shopify obviously have become categories unto themselves. All of those power sellers probably transitioned over to having stores at some point. What did eBay miss? Was it purely execution? And is there still an opportunity to win back that market?

Ryan Cohen: eBay could I mean and and I’m not advocating I mean this is not something I would not go head-to-head against Amazon today. But I mean eBay could have been Amazon. So when you look at what Amazon has built, I mean everything from uh taking inventory and their principles of they provide a great customer experience and so I mean that’s why we all love shopping on Amazon and as a seller seller central is a very powerful platform and sellers generally like it too. I don’t know if they necessarily like the margins, but they can move a lot of inventory on Amazon. So,

eBay by doing nothing has basically carved out a niche in certain categories where Amazon isn’t strong because they’re strong in other categories and you know, you’re buying a a phone charger or new products. It’s not necessarily the place where you want to search for like a uh uh a unique baseball card or a a hard to find pen or a used auto part. I don’t know if it was necessarily through strategy or just because they ended up they ended up basically like defaulting into those categories cuz their largest competitor was focused on other things.

David Friedberg: Do you think Amazon’s over earning right now? Cuz I I think the point you make resonates with me. I’ve been involved in a number of businesses I’ve been on the board of and I see the margin that Amazon takes for seller from sellers and everyone’s frustrated about it. It almost feels to me like everyone’s hungry for an alternative, but the reason you stay on Amazon is the reach and the audience that you get with Amazon. So, there’s not a lot of other places that offer a competitive alternative to Amazon to those sellers. eBay’s got a pretty big audience. I mean, do you think that Amazon’s over earning in that sense? And is there an opportunity for eBay to step up and compete in that sense?

Ryan Cohen: They charge a lot of money to their sellers. I I agree with you. And um sellers like it because they move a lot of inventory, but they don’t like the margins.

David Friedberg: The problem would obviously be inventory, right? I mean, if eBay were to go in that direction and you were running eBay, what do you think you do about inventory and logistics?

Ryan Cohen: I would not be interested in taking in firsthand inventory. I like the marketplace model and and the categories where eBay is doing well are categories where GameStop is doing especially well also. But um going head-to-head against Amazon is um it’s uh it’s it’s it’s not the most attractive business.

David Friedberg: eBay is notorious for having bought and then sold a number of big businesses. They bought PayPal and then later spun it out and divested and they bought Skype for 2.6 billion in 2005 and then sold 70% of it for 2 billion in 2009 and then they got lucky with Microsoft overpaying in 2011 and they made another 2 billion on it. So they they netted a good profit on on the Skype sale. So when you think about the audience that eBay has the the user base, there’s a lot of ancillary businesses you could get into. When you look at PayPal, when you look at Skype, were those strategic errors or were they tactical errors? Meaning, they were good strategic moves, but they were mismanaged and not well integrated, not well run after the acquisition. What do you think happened there?

Ryan Cohen: Well, if you look today at eBay, I mean, I I like focus. So, them focusing on core eBay makes sense. I mean, my strategy at Chewy wasn’t creating all these other subprs for different geographies. It was always focusing on on Chewy. So, um, the focus is helpful. I’d say in eBay’s case, hasn’t resulted in significant GMV growth, if at all, or earnings growth. But, I do like being focused. Now, I mean, they’ve recently made acquisitions, which uh don’t make sense, but generally speaking, like I like focusing on a singular brand, and especially with a business that’s global, there’s a a lot of upside, and you know, eBay plays in a ton of categories already. So, it’s hard to do multiple things exceptionally well.

David Friedberg: Yeah. The other example, obviously, StubHub, which they bought and then sold to the founder, Eric at VGO for four billion years later but also didn’t didn’t really transition well. Does that mean that eBay can’t really do well in other marketplaces or do you think it’s about building the product organically in a better way to expand into other marketplace verticals?

Ryan Cohen: Yeah, building it organically through eBay and through focus um is is where I where I where I believe makes the most sense.

David Friedberg: What’s happened with the business in the post Dono era. He left I think what did he leave a couple years ago 2015 and it’s been about 11 years. I mean if someone were to ask you hey give me your summary of what’s happened to eBay in the last 11 years how would you kind of talk through what’s happened in the business? I mean if you just look at how they’ve done in the past since co every important metric is down uh GMV is down, active users is down by 30 million. Operating earnings is down. Revenue now is you know basically essentially break even. It’s up a few points and operating expenses is up significantly. Their operating expenses now are for a business that has no inventory. They’re operating their revenues are their operating expenses are over half of their revenues. So that’s a business that they’re not growing. Everybody else in e-commerce is growing and they’re making less money and they’re spending a lot more and their sellers frankly aren’t happy. Like it’s you talk to sellers and in order for them to do business on eBay, they have to use all kinds of third party tools outside of eBay because eBay is not even providing those tools. I mean, Amazon seller central is is uh is like soup to nuts. You could pretty much do everything in seller central. Whereas with eBay, uh, it’s a pain and andthey alienate their sellers. I mean, they had concierge programs for their top sellers and now it’s like they take their sellers for granted and they’re taking advantage of them. So, the sellers in a marketplace model like eBay, the sellers are the customer. You make your sellers happy, you give them the tools, they bring more inventory online, and you end up ultimately doing more sales, and they’re not working with their sellers to make them happy. So, it’s notthat complicated. You talk to the sellers on the phone, you talk to the top sellers, you ask them what are the pain points, and you get the engineering team on the phone with the sellers, and you start basically banging them out. But, you know, I guess uh existing management team doesn’t roll up their like they’re not going to roll up their sleeves. They’re going to go to outside consulting firms to tell them how to run their business.

David Friedberg: Is that what’s happened? What you state seems obvious? So, do you think it’s that management’s simply been complacent and collecting a paycheck and no one’s acting like an owner, no one actually knows how to execute, or do you think they fundamentally would disagree with that strategy, those points that you’re making?

Ryan Cohen: Well, I mean, they’re never going to admit it, but I would I would bet everything that they’re working with multiple outside consultants and for a different for a lot of different reasons and they’re not making their sellers happy. So, their sellers are on the platform because they do a lot of business on the platform and they want to move product, but they don’t feel like eBay is wants to make them succeed and is working with them to do more business together. So that’s what happens when you go from a business that founder operator run to business with a professional management team is you know you lose the the one-on-one and the just the rolling up your sleeves really getting into solving the root cause of problems.

David Friedberg: Do you believe in building long range operating plans? Meaning, would you articulate a strategic vision for eBay and then write out what you’re going to do over the next 3, four, five years so that the shareholders that are considering your acquisition offer can see both your vision and your plan for execution on that vision over the next several years? or are you much more of a responsive manager where you’re going to go in and diagnose and be much more of a tactician in iterating almost in an agile way the business to success. How do you kind of think about presenting how you’re going to be more successful in operating this business than existing management?

Ryan Cohen: So there are three areas. Number one is on immediately improving earnings through cutting costs and pulling $2 billion of costs out of the business and on the operating base of, you know, close to 5.5 billion of expenses. Um, and $2.4 billion spent on sales and marketing for essentially no user growth um there’s a lot of money to pull out there. So you have the immediate increase in earnings through cost cutting. That’s basically one. And then there’s two growth vectors that um I’m very much interested in. Number one is live commerce and there’s a large competitor that is completely crushing it and eBay has the users. eBay has the brand, they have a platform, but the platform sucks for a lot of different reasons. Uh, and they don’t have the content creators on the platform and nobody even really knows eBay Live exists. There’s like an application process. I talked to sellers and they’re telling me like they’ve applied to be uh to be a seller and they are waiting to get approved. It’s like they’re basically stopping themselves from being successful and getting content creators onto the platform. Uh, and then the entire back end of eBay Live also sucks. So, live commerce, the TAM is like 400 billion. It’s growing very quickly in the US. It’s very popular in Asia. And eBay Live should be significantly larger. They should be the category leader in the space. and they have like at max a few hundred people you know in um you know basically watching watching their uh watching watching their sales. So that’s a huge huge growth opportunity for them to start doing really well in live commerce. Uh and the benefit also we have with the stores beyond basically fixing the platform the front end and the back end uh using the stores there’s 1,600 essentially nodes that can be used as studios for creators. They could be used as fulfillment and logistics and ultimately allowing sellers and content creators to do what they do best which is create content and we can help them on photography, we can help them on fulfillment, we can help them on logistics um and we can also do the authentication and that extends to the marketplace model as well. So uh I would focus a lot on on growing the live commerce side of things beyond the cost cutting. And then the third thing is and this is something that I have not spoken about before publicly but eBay today is the leader in physical items, physical collectibles as an example. And so I would extend the that into digital collectibles. And essentially, if you look at all of these in-game items, AAA titles that people are accumulating, skins, weapons, all of these things, taking eBay and building a marketplace where you can provide liquidity for in-game digital items. Essentially, it’s what NFTTS could have, people thought they were, but ultimately they had no real utility. In-game items actually have real utility. And if you look at all of these collectibles, frankly, they’re an ego play. You own art. Like, what is that? At the end of the day, it’s an ego play. Um, if you look at trading cards, I mean, it’s a piece of cardboard in a piece of plastic. and they’re very very very popular, but there’s no real utility to them other than being able to tell people you’ve got these really a really unique trading card. But if you look at in-game digital items, there’s no marketplace that is providing liquidity for them. And so I would use eBay to uh to provide liquidity for in-game digital items. And I believe that addressable market is significantly larger than uh could be much larger than eBay’s marketplace on physical items and no one’s doing it. And and this should already exist and it’s kind of like it’s crazy that it doesn’t exist.

David Friedberg: The eBay board has rejected your offer. Is it that they’re looking at Ryan Cohen saying, “Hey, you’re a guy that ran Chewy for a few years and sold it and you’ve been running GameStop. You’ve never really operated a business of this scale. We’re not going to hand over our shares for your shares and put you in charge of this overall enterprise. You don’t have the experience. You don’t have the skills. You don’t have the competency. What’s their rationale for rejecting your bid? And what’s the feedback, the frank feedback you’ve heard either behind closed doors or through, you know, third parties about what’s going on here?

Ryan Cohen: Well, they put out a rejection letter which said that our offer was incredible. And there was a lot of uncertainty and you know frankly and by the way I mean this is expected. They don’t want to hand over the reigns. They’re making a lot of money and so I completely understand why they’re taking the position that they’re they’re taking. But you know they they spelled it out in the rejection letter. And number one was uh you know that like the the financing uncertainty which frankly if we can’t get the financing it means that eBay can’t get the financing because we’re getting the financing off of eBay’s balance sheet. But there’s been very you know there has not been very much engagement from the management board level. Frankly there’s there’s been really no engagement. I mean they’re they’re playing games. they pointed us to their high priced advisors and then when we reach out to schedule a meeting they they don’t schedule the meeting.

David Friedberg: So So when you first started having this idea sitting on the John and you’re like I’m going to move forward with this thing. I’m assuming at some point you called bankers and talked about structure around this to figure out how do we put this bid together. Where do you go down the path where you said let’s do half cash and then convince them to take our stock and basically roll their stock into our stock and let us run the business versus raise the capital to do an all cash offer for the company? Is it impossible for you guys to convince shareholders, investors, capital providers, large institutions, banks, lenders, and so on to put together a syndicate of $56 billion of cash? So, you could make this an all cash offer, which would make it a lot harder for them to simply reject so easily. Maybe you can walk us through the banker conversations and the process you’ve gone through in thinking about structure here.

Ryan Cohen: Ultimately, the decision is who do you want to run the business? And who do you think is more competent to run the business? And who’s going to maximize shareholder value? Because by giving existing shareholders, GameStop shares, uh, GameStop, the combined company, the at least in the very near to medium future, the earnings are coming from eBay. So, they’re going to continue owning eBay. offering them 50% cash, 50% stock at a premium to where we bought it. And essentially, they get to continue owning eBay, except you’ve got someone that is highly incentivized to maximize shareholder value, knows a thing or two about e-commerce and running the business efficiently,

David Friedberg: But why not go all cash, Ryan? Like why not raise the capital? If you can raise half the cash to do the bid, why not raise all the cash? Sell your shares, sell GameStop shares to investors to raise the cash that are aligned with you rather than the investors that own those eBay shares and then go make them an allcash offer.

Ryan Cohen: I mean, that is not what we’ve presented today and that’s a lot of cash to to come up with. So, um, you know, uh, we don’t have, uh, $60 billion of cash just lying around, right? Well, tell me about the the the owners. Have you spoken to any of the shareholders at eBay? And do you have a view on how they’re thinking about voting their shares? My understanding is there was recently a rejection on the ability to call a special shareholder meeting. There was a vote that failed to reduce the threshold to 10% of shares outstanding. It’s currently at 20%. So that failure means you cannot call a special shareholder meeting without 20% of the shares calling for it. Is that right? Um yeah, it was close, but that’s right.

David Friedberg: And so if you go through and start talking to the actual owners of eBay today, because it’s a pretty broadly owned, institutionally owned stock, have you started having those institutional conversations to see where folks are at and how they’re feeling about management and how they’re feeling about your strategy and your ability to deliver value for them over the next couple years?

Ryan Cohen: Yeah. Yeah, I mean I I don’t want to um I don’t want to get into individual shareholder discussions, but the consensus has generally been aligned which is they love the business um and yeah they they see a lot of opportunities. So, we’ll see what ends up ultimately happening and maybe the composition could shift because, you know, if you love the business, you might not want 50% cash. You might want to stay invested. So, you know, that that’s a possibility, too. Ultimately, the vote is on who’s going to be a better fiduciary of capital and and who can grow this business, um me or or someone that’s basically selling stock handover fist and by the way has not bought a single share of stock in the open market with his own money and has been selling tens of millions of dollars. And you know the interesting thing in this and maybe you can help me understand this is that there’s no question what we’re doing what I’m doing is uh it’s big you know it’s not every single day that something like this occurs but why does everybody want us to fail? Why does everyone want GameStop to fail? And why is everyone like the media as an example? Why is it that you’ve got a management team with no skin in the game? They’re not builders. They haven’t built anything themselves before. They’ve basically just been employees at major companies that have been overpaid. I don’t think they’ve ever broken out a sweat in their entire lives. Why does everyone want them to succeed? But when you have someone that And by the way, um this is going to be coming out. It hasn’t been filed yet. Maybe by the time that you know when this airs it will be. But I’m putting 500 million of my own money into this transaction. I haven’t pulled a penny out of GameStop. I’ve invested a lot of money into GameStop. I’ve been doing it for a long time. GameStop’s a much stronger business today. Everyone hates GameStop and it seems like everyone in the media basically wants us to fail and wants them to succeed. And you’ve got a board that’s making hundreds of thousands of dollars a year. They don’t buy stock with their own money. They end up showing up to a handful of board meetings and they’re making a fortune. You’ve got a management team that is grossly overpaid with taking zero risk. And why is everyone basically want this entrenched management team and board to stay like protected and to continue running the business and doesn’t want there’s nothing more American than basically risking your own capital. So why does everyone want us to fail?

David Friedberg: Commentators. What’s your theory? I don’t know. Have you sat down with their CEO?

Ryan Cohen: I would love to. He won’t take the meeting. I would I will fly to California tomorrow. No.

David Friedberg: And I mean, you’re the guy that’s going to fire him, but he’s going to get a payday, right?

Ryan Cohen: A big payday.

David Friedberg: What’s his parachute? parachute. Do you know what the parachute is for him?

Ryan Cohen: It’s over 100 million bucks. So, he’ll get 100 million to walk away. Yeah.

David Friedberg: Have you met with any of the board members?

Ryan Cohen: No.

David Friedberg: They won’t take the meeting?

Ryan Cohen: No.

David Friedberg: Have you reached out?

Ryan Cohen: Yeah.

David Friedberg: The great thing about markets, they don’t care what the media says. On the short term, they might. It’s a voting machine, but on the long term, it’s a weighing machine. And if the performance continues to be delivered at GameStop, people that might want to see the company fail are going to lose because you’re going to get the weight, right? That’s ultimately what’s going to matter more than anything here. But I I would assume that at this point, seeing the results at GameStop, folks have to start paying attention that this isn’t just a meme stock. I do think that the media, in order to give you credibility, and this would be my take on this, they’re going to have to acknowledge that all of their takes on GameStop just being a meme stock were wrong and that there is actually a business here and that there is value being created here and that they missed that and they got the story completely wrong. And so to recognize that and to recognize your competency as an executive and as a CEO and as someone that can run eBay better than the installed management makes them wrong in their assessment of how the cards were all laid out on the table. That would be my theory about all this because everyone got caught up in the frenzy of the meme stock craze saying, “Hey, this is all just fake and it’s not real.” And everyone agreed with that. Once everyone agrees with it, no one’s allowed to rewrite history. No one can ever say that they were wrong about COVID. You can’t have everyone say that they were wrong about GameStop because it ruins their credibility. To maintain their credibility, they have to continue to make you seem less credible. That would be my take on it.

Ryan Cohen: Yeah. Yep.

David Friedberg: So, your next steps, you going to go hostile? You going to do a tender? I mean, how’s this going to go?

Ryan Cohen: I’m going to do whatever we need to do, whatever I need to do in order to succeed.

David Friedberg: But you’re committed clearly.

Ryan Cohen: Yeah.

David Friedberg: If I’m their bankers, I get hired to run a process and maximize shareholder value. Those bankers then try and negotiate with you. But the truth is, if there’s no other bidders, they’re just negotiating against themselves. Is is that fair to say? like are there other bidders that could emerge here um thatcould beat this price that you’re offering that could beat this offer that you’re putting on the table?

Ryan Cohen: Well, it’s a lot of money. It’s a big premium and uh beauty is in the eye of the beholder and like it makes sense for me to pay this for the business because of what I could do with the business. Not just short term in terms of increasing the earnings, but long-term in terms of really taking significant market share in live commerce and digit building a digital marketplace for gaming. That’s something an existing management team would never be able to build in their wildest dreams. And so it’s worth it for me to do something like that. And then, you know, obviously when it comes to their large competitors, there’s antirust issues in terms of them being able to to do a deal of this size as well. But, um, I don’t know why they won’t speak to me. They should cuz I’m not going to stop.

Ryan Cohen: I’m not going to go away.

David Friedberg: But another another option. Yeah. Yeah. I mean, people could come along and buy the shares on the open market, too, and vote in favor of your offer. So I mean this is what often happens in these sorts of situations historically is the shareholder base can turn over and if people like the premium on the stock today and they don’t want to own GameStop stock tomorrow there’s probably going to develop a good market for trading the shares if the market starts to believe your story I would imagine right and so that might happen here as well so

Ryan Cohen: there’s a lot of different escalation paths that um we have in our toolkit and we’ll see them.

David Friedberg: Are you working with bankers? Are you doing this alone?

Ryan Cohen: Yeah, we’re we’re working with bankers and uh high priced advisors.

David Friedberg: Okay, Ryan, this has been awesome to get to know you and hear about your history and your vision for where you want to take GameStop and eBay. Really, man, the best of luck to you in the process and thanks for speaking with us.

Ryan Cohen: I appreciate it. Great speaking to you, Dave.”

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop and eBay that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

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Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in GameStop’s definitive proxy statement for the 2026 Annual Meeting of Stockholders to be held July 7, 2026 at 10:00 a.m. CDT, which was filed with the SEC on May 22, 2026, as supplemented by Supplement No. 1 on June 8, 2026 and Supplement No. 2 on June 23, 2026 (as supplemented, the “2026 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “Director Nomination Process”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2: Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Offer Letters and Severance/Change in Control Benefits”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Equity Grant Practices”, “Securities Authorized for Issuance Under Equity Compensation Plans”, “Audit Committee Matters”, “Certain Relationships and Related Transactions”, “Proposal 4: Approval of CEO Performance Award”, “Summary of the Proposed CEO Performance Award”, “Reasons for Approval of the CEO Performance Award”, “Market Capitalization Hurdles with Cumulative Performance

EBITDA Hurdles Create Real Value for Stockholders”, “Background of the CEO Performance Award”, “Key Terms of the Proposed CEO Performance Award”, “Other Details Regarding the Proposed CEO Performance Award”, “The Compensation Committee’s Assessment of the CEO Performance Award”, “Practical Implications of the CEO Performance Award” and “Appendix A: CEO Performance Award Agreement”. To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2026 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March 24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 4,343,725 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”), and has further entered into the long-side of a series of American-style put/call option transactions (the “Put/Call Pairs”), expiring February 23, 2028, with an unaffiliated financial institution counterparty that provide economic exposure to a further 39,046,658 shares of Common Stock. The Put/Call Pairs were only settleable in cash until such time as GameStop provided the unaffiliated financial institution counterparty with reasonable evidence that all applicable filings had been made and any applicable waiting periods had expired or approvals had been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). On June 3, 2026, the HSR Act Condition was satisfied, and as a result, GameStop (in the case of the call portion of the Put/Call Pairs) and the unaffiliated financial institution counterparty (in the case of the put portion of the Put/Call Pairs) electing to settle the Put/Call Pairs now have the option, but not the obligation, to elect for physical settlement of the shares of Common Stock underlying such Put/Call Pairs in lieu of cash settlement. GameStop does not have voting power or dispositive power with respect to the shares of Common Stock underlying such Put/Call Pairs unless and until such Put/Call Pairs are physically settled for Common Stock. On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay shareholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Cautionary Statement Regarding Forward-Looking Statements – Safe Harbor

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals; failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.